SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Commission File Number

0-20355

Costco 401(k) Retirement Plan

999 Lake Drive

Issaquah, Washington 98027

(full title and address of plan)

Costco Wholesale Corporation

999 Lake Drive

Issaquah, Washington 98027

(Name of issuer and address of principal executive offices of issuer)

Report of Independent Registered Public Accounting Firm

The Benefits Committee

Costco 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Costco 401(k) Retirement Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

Seattle, Washington

June 26, 2006

COSTCO 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair and contract value:
Registered investment company and common commingled trust funds:
American Growth Fund of America	$54,332,203	$36,265,249
American New Perspective Fund	47,018,472	36,719,862
Davis New York Venture Fund	68,974,236	54,261,695
Julius Baer International Equity Fund	47,808,646	—
T. Rowe Price Small-Cap Stock Fund	93,802,211	78,046,325
T. Rowe Price Spectrum Income Fund	146,614,320	136,617,494
T. Rowe Price Mid-Cap Growth Fund	256,821,292	202,817,254
T. Rowe Price Equity Index 500 Fund	—	82,564,433
T. Rowe Price International Stock Fund	—	23,293,131
T. Rowe Price Retirement Income Fund	1,571,183	—
T. Rowe Price Retirement 2005 Fund	1,499,739	—
T. Rowe Price Retirement 2010 Fund	7,963,661	—
T. Rowe Price Retirement 2015 Fund	7,399,333	—
T. Rowe Price Retirement 2020 Fund	13,979,846	—
T. Rowe Price Retirement 2025 Fund	12,860,388	—
T. Rowe Price Retirement 2030 Fund	12,787,396	—
T. Rowe Price Retirement 2035 Fund	7,077,096	—
T. Rowe Price Retirement 2040 Fund	10,863,475	—
T. Rowe Price Retirement 2045 Fund	1,457,917	—
T. Rowe Price Equity Index Trust Fund	94,532,917	—
T. Rowe Price Stable Value Fund	516,283,604	486,587,851
Vanguard Asset Allocation Fund	45,292,574	37,884,765
Costco Wholesale Corporation common stock	751,045,782	705,276,743
Participant loans	125,035,722	106,994,604

Total investments	2,325,022,013	1,987,329,406

Cash	2,843,352	402,677

Contributions receivable:
Employer	119,250,485	105,934,588

Net assets available for plan benefits	$2,447,115,850	$2,093,666,671

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2005 and 2004

	2005	2004
Net investment income:
Net appreciation in fair value of investments:
Registered investment company funds	$40,901,450	$62,392,253
Costco Wholesale Corporation common stock	20,189,564	165,325,016
Common commingled trust fund	1,531,403	—
Interest	7,428,016	5,972,440
Dividends	62,016,996	39,029,757

Total net investment income	132,067,429	272,719,466

Contributions to the Plan:
Employee	161,351,897	142,287,240
Employer	146,349,886	129,515,555

Total contributions	307,701,783	271,802,795

Distributions to participants	(86,320,033)	(63,053,139)

Net increase in net assets available for plan benefits	353,449,179	481,469,122
Net assets available for plan benefits, beginning of year	2,093,666,671	1,612,197,549

Net assets available for plan benefits, end of year	$2,447,115,850	$2,093,666,671

See accompanying notes to financial statements.

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The following description of the Costco 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Participants in the Plan are employees of Costco Wholesale Corporation (the “Company”).

The Plan is a defined contribution plan established by the Company under the provisions of Section 401(a) of the Internal Revenue Code (the IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(a)	Eligibility

The Plan allows certain employees over 18 years of age to make salary deferral contributions and receive matching contributions commencing the first day of the month following the completion of 90 days of employment. Participants are eligible for the Company’s discretionary contribution after completion of one year of service, 1,000 hours worked in the previous 12 months, and attaining the age of 18.

(b)	Employee Contributions

Each year, participants may contribute from 1% to 50% of their eligible compensation before income taxes, subject to certain limitations set by the Internal Revenue Service (IRS). Participants may also contribute amounts representing distributions from other qualified benefit or contribution plans (known as rollover contributions).

Effective January 1, 2005, the Plan was amended, requiring that all eligible employees hired after January 1, 2005 be automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. The Plan was also amended to allow the requirement, at an unspecified future date, that employees hired before January 1, 2005 who have not made a salary deferral election be automatically enrolled in the Plan at a contribution rate of 3% unless the employee elects otherwise. Subsequent to December 31, 2005, those employees hired before January 1, 2005 who are still employed by the Company on September 1, 2006 will be subject to these provisions.

(c)	Employer Contributions

All Company contributions are made in cash and invested in accordance with investment selections already made by participants. Effective February 1, 2005, if no selection has been made, the contribution is defaulted to the age-appropriate T. Rowe Price Retirement Date Fund. Prior to February 1, 2005, the default fund was the T. Rowe Price Stable Value Fund. Employer contributions are allocated based on an employee’s classification as either a California Union Employee or an Other than California Union Employee.

(i)	Other than California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer-matching contribution of $500 per year.

The Company may also contribute a discretionary amount to the account of each participant who is employed by the Company on the last day of the plan year. For the years ended December 31, 2005 and 2004, the discretionary contribution ranged from 3% to 9% of eligible

4	(Continued)

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

compensation based on years of service and was approved for the years ended December 31, 2005 and 2004, totaling $121.7 million and $109.2 million, respectively.

(ii)	California Union Employees

The Company matches 50% of the employee’s contribution, up to a maximum employer-matching contribution of $250 per year.

The Company also makes a non-matching contribution to all eligible plan participants employed on the last day of the plan year based upon straight time hours worked during the plan year, up to a maximum of 2,080 hours per calendar year. Eligible participants who reach their fifth anniversary up to their ninth anniversary receive $0.20 per hour. Eligible participants who reach or exceed their tenth anniversary receive $0.30 per hour. Effective January 1, 2004, participants meeting the eligibility requirements with less than five years of service receive $0.05 per hour.

(d)	Participants’ Accounts

Participants’ accounts are valued on a daily basis based on quoted market prices or, in the case of the Index Fund, the quoted market prices of the underlying securities. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are immediately vested in their contributions and actual earnings thereon. Vesting in the employer-matching, non-matching and discretionary contributions is based on years of service, according to the following schedule:

Years of service	Percentage vested
Less than 2	0%
More than 2 and less than 3	20
More than 3 and less than 4	40
More than 4 and less than 5	60
5 or more	100

(f)	Forfeitures

During 2005 and 2004, employee forfeitures of $3,275,590 and $2,000,000, respectively, were used to reduce the employer’s 2004 and 2003 contributions to the Plan. During 2006, forfeitures of $2,494,478 were used to reduce the amount of the 2005 contribution receivable to the Plan. Forfeitures without benefit of investment gains or losses can be restored to a participant’s account if, within five years, the participant is re-employed by the Company and repays the full dollar amount distributed because of the termination. As of December 31, 2005 and 2004, forfeitures of approximately $2.1 million and $2.8 million, respectively, had not been used to reduce employer contributions. These forfeitures, to the extent not restored, will be used to offset future employer contributions.

5	(Continued)

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct the account balance into any of the investment options listed on the Statements of Net Assets Available for Plan Benefits. Participants may change their investment options and transfer amounts between funds daily. T. Rowe Price is the trustee for all investments, serves as investment manager for certain registered investment company and common commingled trust funds, and provides recordkeeping of all participant accounts. Amounts may be temporarily invested in a non-interest bearing cash account prior to investment in Costco Wholesale Corporation common stock.

Effective February 1, 2005, the Retirement Funds were added as an investment option and the age-appropriate Retirement Fund was established as the new default investment option. The Plan also added the Julius Baer International Equity Fund Class A as a replacement fund for the T. Rowe Price International Stock Fund.

Effective March 31, 2005, the T. Rowe Price International Stock Fund was removed from the investment options.

Effective November 11, 2005, the Plan added the T. Rowe Price Equity Index Trust Fund, a common commingled trust fund, as a replacement fund for the T. Rowe Price Equity Index 500 Fund, a registered investment company fund.

The Plan was amended on August 1, 2004 and restated as of January 1, 2004 to designate the portion of the Plan invested in employer stock as an employee stock ownership and stock bonus plan within the meaning of the IRC. Dividends on the employer stock are reinvested in the employer stock unless a distribution is requested by the participant. During the years ended December 31, 2005 and 2004, dividends totaling approximately $32,000 and $6,000, respectively, were distributed to participants. A participant may direct the Trustee as to the manner in which employer stock allocated to the participant’s account shall be voted.

(h)	Distributions

Upon termination of employment, total disability, or death, the vested interest in a participant’s account is payable in a lump sum. Participants may apply for a distribution of all or a portion of the vested interest at any time after attainment of age 59-1/2. Participants are also eligible to make hardship withdrawals from their salary deferral contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a six-month period.

(i)	Participant Loans

A participant may borrow the lesser of $50,000 or 45% of his or her vested account balance, calculated using the participant’s pre-tax contribution, rollover, Company matching and Company discretionary contribution amounts. Only the participant’s pre-tax contribution, rollover, and Company matching amounts may be borrowed against, with a minimum loan of $1,000. Loans are payable through payroll deductions over a period ranging up to 180 months, depending on the purpose of the loan. The interest rate is determined by the plan administrator based on the Bank of America prime rate on the last day of the prior calendar quarter in which the loan was made, plus 1% for a primary residence loan and prime rate plus 2% for a standard loan. The rates at

6	(Continued)

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

December 31, 2005 and 2004 ranged from 5% to 11.5%. The loans have various maturity dates through December 2020.

(j)	Plan Administrator

The Plan is administered by the Benefits Committee, which is appointed by the Board of Directors of the Company.

(k)	Administrative Expenses

All administrative and custodial fees of the Plan are paid by the Company. All investment management and transaction fees directly related to the plan investments are netted against net investment income.

(2)	Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Registered investment company funds and Company common stock are stated at fair value and valued based on quoted market prices. The T. Rowe Price Equity Index Trust Fund is a common commingled trust fund stated at fair value and valued daily based on the quoted market prices of the underlying securities. Participant loans are valued at cost, which approximates fair value. Cash is valued at cost.

The T. Rowe Price Stable Value Fund is a common commingled trust fund investing primarily in guaranteed investment contracts (GICs) and synthetic GICs. The GICs are fully benefit responsive and are recorded at contract value, which approximates fair value. The effective yield and crediting rate of the fund was 4.1% and 4.07% for the years ended December 31, 2005 and 2004, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the change in the fair value of assets from one period to the next, and realized gains and losses.

The Plan invests in Company common stock and various registered investment company and common collective trust funds which in turn invest in a combination of stocks, bonds and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain

7	(Continued)

COSTCO 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2005 and 2004

investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

(d)	Payment of Benefits

Benefits are recorded when paid.

(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA and the requirements of the collective bargaining agreement with the International Brotherhood of Teamsters in California. In the event of plan termination, participants will become 100% vested in their accounts.

(4)	Tax Status

The IRS has informed the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan was amended subsequent to receiving a determination letter. The plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRS.

(5)	Party-in-interest Transactions

Certain plan investments are shares of registered investment company funds and common commingled trust funds managed by T. Rowe Price. T. Rowe Price is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Company common stock and therefore these transactions qualify as party-in-interest transactions.

Schedule I

COSTCO 401(k) RETIREMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of issuer, borrower, lessor, or similar party	Description of investment	Current value
Registered investment company and common commingled trust funds:
American Funds	Growth Fund of America	$54,332,203
American Funds	New Perspective Fund	47,018,472
Davis Funds	New York Venture Fund	68,974,236
Julius Baer	International Equity Fund	47,808,646
* T. Rowe Price	Small-Cap Stock Fund	93,802,211
* T. Rowe Price	Spectrum Income Fund	146,614,320
* T. Rowe Price	Mid-Cap Growth Fund	256,821,292
* T. Rowe Price	Retirement Income Fund	1,571,183
* T. Rowe Price	Retirement 2005 Fund	1,499,739
* T. Rowe Price	Retirement 2010 Fund	7,963,661
* T. Rowe Price	Retirement 2015 Fund	7,399,333
* T. Rowe Price	Retirement 2020 Fund	13,979,846
* T. Rowe Price	Retirement 2025 Fund	12,860,388
* T. Rowe Price	Retirement 2030 Fund	12,787,396
* T. Rowe Price	Retirement 2035 Fund	7,077,096
* T. Rowe Price	Retirement 2040 Fund	10,863,475
* T. Rowe Price	Retirement 2045 Fund	1,457,917
* T. Rowe Price	Equity Index Trust Fund	94,532,917
* T. Rowe Price	Stable Value Fund	516,283,604
Vanguard	Asset Allocation Fund	45,292,574
Common stock
* Costco Wholesale Corporation	Common stock	751,045,782
Loans
* Various Participants	Participant loans, with interest rates of 5% to 11.5% maturing through December 2020	125,035,722

		$2,325,022,013

*	Indicates a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Costco 401(k) Retirement Plan

Date:	June 26, 2006	By:	/s/ JOHN MATTHEWS
John Matthews Senior Vice President Costco Wholesale Corporation